Exhibit 99.1

 NEWS RELEASE

PRECISION DRILLING CORPORATION ANNOUNCES THE
ACQUISITION OF CANADIAN BASED DIRECTIONAL DRILLING
COMPANY

Calgary, Alberta, Canada – September 12, 2011

Precision Drilling Corporation (“Precision”) announced the closing of the acquisition of Axis Energy Services Holdings Inc. (“Axis”) on Friday, September 9th.  Axis provides directional drilling and MWD services, primarily in Western Canada and has a 30 job capacity.  Axis was formed in 2006 and has approximately 70 employees.

“The Axis acquisition represents an important step in our strategy to integrate directional drilling services with our High Performance, High value drilling rigs”, stated Kevin Neveu, President and Chief Executive Officer of Precision.  “We are thrilled to welcome the Axis employees to the Precision family.  They are well known for their high quality service to their customers and will enhance Precision’s directional drilling capabilities.  The Axis acquisition, combined with our existing directional drilling operations and equipment on order, is expected to bring our total North American capacity to approximately 70 jobs by the end of the year”.

Cautionary Statement Regarding Forward-Looking Information and Statements

Certain statements contained in this news release, including statements that contain words such as “expect”, “believe”, and similar expressions and statements relating to matters that are not historical facts constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward looking information and statements”).

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, directional drilling services, camps, snubbing units, water treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com

For further information, please contact:

Carey Ford, Vice President, Finance and Investor Relations

403.716.4575
403.716.4755 (FAX)

4200, 150 – 6th Avenue S.W.
Calgary, Alberta, Canada  T2P 3Y7
Website:  www.precisiondrilling.com